January 7, 2008

VIA U.S. MAIL

Mr. Darrell M. Pierre
Assistant General Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215-2220

> Re: Nationwide Variable Account II (File Nos. 811-03330 & 333-147273)
>   Initial Registration Statement on Form N-4

Dear Mr. Pierre:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on November 9, 2007. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

1. <u>Cover Page</u>: Please identify whether this is a group or individual contract. Item 1(a)(iii). Also, please correct the zipcode for the SEC's Public Reference Room. The last four digits are 0102.

2. <u>Glossary Definitions (p. 3)</u>: Please clarify the definitions of Annuitization Date and Annuity Commencement Date to indicate when each one is relevant. For "Contract Value," the definition should be more specific.

3. <u>Recurring Contract Expense Table (p. 6)</u>: Please clarify the parenthetical after "Death Benefit Options." If appropriate, revise it to state that eligible applicants "may purchase only one." Otherwise, reconcile the "must purchase" requirement with the narrative disclosure elsewhere in the prospectus. Under "Additional Optional Riders," please include the charges for the 7% and 5% Lifetime Income Option and the Spousal Continuation Option in the Summary of Maximum Contract Expenses. Include a footnote to the summary chart stating the Total Variable Account Charge calculation (now 2.15% of variable contract value) assumes the current income benefit base and variable account value are equal or explain to the Staff why this is not appropriate.

4. <u>Underlying Mutual Fund Expense Table (p. 6)</u>: Please use the preamble language proscribed by Form N-4 rather than the phrase "charged by the underlying mutual funds." Also, in your pre-effective amendment, please use updated figures for December 31, 2007. In your response letter, confirm that the maximum and minimum charges reflect all acquired fund fee expenses (AFFEs).

5. <u>Expense Example (p. 7)</u>: Please revise the figures for the expense examples based on a hypothetical investment of $10,000 as required per Instruction 21 to Item 3 of Form N-4. You may indicate in a footnote that the minimum investment is $25,000. The figures including the Excess Withdrawal Charge should be presented before figures that do not include that charge. In both cases, the example numbers should reflect contract charges of 2.15% of variable account value and the AFFEs. Please revise accordingly.

6.   <u>Synopsis of the Contracts (p. 9)</u>: In your response letter to the Staff, please describe the exchange offers contemplated in the paragraph directly above the heading "Purpose of the Contract."

7.   <u>Death Benefit Options (p. 9)</u>: In the bullet points, please identify the value to which the percentage applies.

8.   <u>Purpose of the Contract - Guaranteed Term Options ("GTOs") (pp. 9, 11-12)</u>: Please confirm to the staff that the market value adjustment ("MVA") associated with certain GTOs has been separately registered pursuant to the Securities Act of 1933 ("1933 Act") and provide the file number for its registration statement or explain why it has not been registered.

9.   <u>Ten Day Free-Look (p. 10)</u>: Please cross-reference the discussion on page 28 rather than the provisions of the contract document.

10. <u>Condensed Financial Information (p. 10)</u>: Please be advised that the Staff will not provide assurance that the registration statement will be effective by the date identified for first sale of the contract (February 15, 2008).

11. <u>Underlying Mutual Funds (p. 11)</u>: Please state conspicuously from whom a prospectus containing more complete information on each portfolio company may be obtained. <u>See</u> Item 5(d) .

12. <u>Underlying Mutual Fund Payments (pp. 12-13)</u>: Per Instruction 2 to Item 6(a), please indicate where any short fall for distribution expenses is made up. If applicable, please include the disclosure required by Item 6(c) as well.

13. <u>Types of Payments We Receive (p. 13)</u>: Please state whether Nationwide receives 12b-1 fees from any of the funds in which the funds-of-funds invest.

14. <u>Amounts of Payments We Receive (p. 13)</u>: Please revise the first sentence. This contract was not offered in 2006.

15. <u>Identification of Underlying Funds (p. 13)</u>: Please revise the last sentence on page 13 so it clearly says higher Contract and fund charges lower investment performance.

16. <u>Excess Withdrawal Charge (pp. 14-15)</u>: For clarity, please add dollar signs to the example under subparagraph (2) on page 14. In addition, please explain to the Staff why the excess surrender charge does not apply to 10% of assets withdrawn as partial withdrawals but does apply to the same 10% of assets when withdrawn pursuant to a full surrender. Why is the charge on that first 10% of assets considered an excess withdrawal charge rather than a surrender charge? If it is really a hedging charge and not a sales load, why are partial withdrawals treated differently? Please clarify the procedure for assessing the excess withdrawal charge when multiple withdrawals are deemed a full withdrawal. Specifically, if the first withdrawal of the group was considered a "free withdrawal" when it was taken, is the excess withdrawal charge retroactively assessed on the aggregate value withdrawn? Please describe the procedure for this.

17. <u>Premium Tax Charges (pp. 15)</u>: Please explain the following sentence more fully: "The method used to assess premium taxes will be determined by us at our sole discretion in compliance with state law.

18. <u>Return of Contract Value DB Option (p. 16)</u>: Please delete the third sentence under this heading. Alternatively, reconcile the reference to MVAs with the disclosure stating that GTOs (and therefore MVAs) are not available in contracts with a Lifetime Income Option ("LIO").

19. Lifetime Income Surrenders (pp. 17-18):

a. *Categorizing Surrenders (p. 17):* Please clarify whether a contractowner with one of the LIO options may take a partial surrender that is not a "lifetime income surrender." If all surrenders are considered "lifetime income surrenders" please state this and revise the last sentence in the first paragraph under this heading. If surrenders do not have to be "lifetime income surrenders," explain the procedure for taking non-lifetime income surrenders.

b. *7% Benefit (p. 18):* If contractowner can only receive the maximum 7% income benefit by waiting until at least age 81 to take any surrenders, state this prominently and directly.

20. RMD Privilege (p. 18): Please clarify whether the Current Income Benefit Base is locked in upon the first withdrawal or the first non-RMD withdrawal. Also, please provide a more complete discussion of the RMD program or add a cross-reference indicating where to find out more about it.

21. Spousal Continuation Benefit (pp. 19-20): Please clarify that the 0.15% charge is annual; indicate when it is deducted and from what value (here variable account value). Also, in practical terms, describe (a) when the Spousal Continuation Benefit would be advantageous, and (b) when a contractowner could end up paying for the option without receiving the benefit of it.

22. 5% LIO (pp. 20-21): Please delete the reference to contract loans on page 20; they do not appear to be offered in this contract. Also, please correct the chart on page 21; it appears to provide the 7% Lifetime Income Percentage rather than 5% as the name of the option suggests.

23. Excess Withdrawal Charges (p. 21): Please provide a practical explanation in plain English of the situations described in the second sentence of the second paragraph under this heading.

24. Reset Opportunities (p. 22): If the step-up or rest could subject the contractowner to higher fees under the "current terms and conditions" element of the provision, please state this directly.

25. Liquidation of the Lifetime Income Option (p. 22): Please explain that annuitization is no longer an option and the only contract benefit remaining is the value of your GLWB payment choice. Also, if possible, provide some general guidance about when the GLWB option would be more or less advantageous than a lump sum option. Finally, in the sentence following sub-paragraph 3, please change the reference from 7% to 5%.

26. Underwritten Lump Sum Option (p. 23): Please explain the term "attained age" or define it in the glossary. Also please explain how this option operates if there are two contract owners. If the answer differs when one contractowner is healthy and the other is not, please explain.

27. Spousal Continuation Benefit (p. 23): To the extent that the information is identical to the disclosure for the same benefit under the 7% LIO option (pp. 19-20), please consider eliminating repetitive disclosure.

28. Income Benefit Investment Options (p. 23): Please add introductory disclosure explaining that the NVIT options are funds of funds with higher fees because they include the fees of the underlying funds. We note that the three Static Asset Allocation Models do not appear to be included in the seven models in the Nationwide Allocation Architect program. If this is correct, please state this and add separate disclosure describing the Static Asset Allocation Models in the same manner we requested in our comment letter on related filing SEC No. 333-147198.

29. Changes to the Parties to the Contract (p. 25): Please explain the practical effect of the second to last paragraph of this section. Does the beneficiary become the new contractowner? What happens

if there are multiple beneficiaries? Can the new contractowner elect the 5% or 7% LIO if it had not been elected at issue? What happens if the contract already has the 5% or 7% LIO and the new annuitant does not meet the age requirements for that option?

30. Item 10(a): Per you discussions with the Staff, we understand that the contractowner will pay a commission to the selling broker directly rather than paying this expense through the contract's fees and charges. Please add to the prospectus a description of the procedure for purchasing the contract specifically explaining who sells it, how the seller is associated with Nationwide, how the seller receives compensation for the sale of the contract, and how the contractowner pays for that service. Item 10(a).

31. Minimum Initial & Subsequent Purchase Payments (p. 25): The disclosure states that purchase payments are limited to $1,000,000 without Nationwide's consent; however, other prospectus disclosure clearly contemplates purchase payments in excess of $2,000,000. (See "Death Benefit Calculations" on pages 33-34 and "Annuity Payment Options" on pages 35-36).   Please reconcile or clarify as appropriate.

32. Initial Purchase Payments (pp. 25-26): In the first sentence on page 25, please clarify that initial purchase payments will be priced into the sub-accounts allocated by a contractowner. On page 26, please disclose the circumstances when such payments will be allocated to the money market sub-account.

33. Contractowner Rights (pp. 26, 28): Please rewrite the last sentence under Allocation of Purchase Payments on page 26.   Both the "Allocation of Purchase Payments" and "Transfers Prior to Annuitization" sections include language suggesting that a contractowner's rights may be limited by the language contained in the contract document. These statements may mislead contractowners as to their rights under the securities laws. Accordingly, please delete or revise the last sentence under "Allocation of Purchase Payments" on page 26 and, on page 28, the transfer provision language referring to "terms and conditions imposed by the contract."

34. Systematic Withdrawals (p. 30): It is difficult to apply the numbered paragraphs describing the three possible maximum withdrawal amounts not subject to an Excess Withdrawal Charge. For each of the three values, please consider adding a statement that describes when, generally speaking, it would be the highest.

35. Death Benefits (p. 32): Please consider presenting the information in the first three paragraphs in chart form as it appears in the several other Nationwide filings including SEC No. 333-147198, the registration statement filed two days prior to this one.

36. Spousal Protection Feature (p. 34): Please provide additional disclosure describing the differences between this feature and the Spousal Continuation Benefit under the two LIO Options. If the Spousal Continuation Benefit is essentially the same feature at an additional fee for contracts with an LIO Option, please highlight this fact.

37. Annuity Commencement Date (p. 34): Page 34 says that for certain contracts, the default annuity commencement date is the day the contractowner reaches age 70½. Page 18 says the maximum 7% Lifetime Income Percentage is only available if the contractowner does not annuitize or take any withdrawals prior to age 81. Therefore, a contractowner with the 7% LIO feature will never be entitled to the maximum 7% Lifetime Income Percentage if the default annuity commencement date applies. If this is correct, please highlight this fact. Also, if the default annuity commencement date could have any other negative effect on benefits under an LIO feature, please state this prominently.

38. <u>Variable Annuity Payments (p. 35)</u>: Please indicate whether the Static Asset Allocation models are available as investment options during the payout period. Also, please disclose how fees are deducted post-annuitization and how this affects the number of annuity units. If appropriate, revise the statement that "[t]he number of annuity units for each sub-account will remain constant, unless the contract owner transfers value from one underlying mutual fund to another."

39. <u>Single Life and Standard Joint & Survivor (p. 36)</u>: For each option, please disclose that it is possible only one payment may be made.

40. <u>Contracts with Total Purchase Payments Greater Than $2,000,000 (p. 36)</u>: Please supplement the last two sentences of this section with additional disclosure explaining what this means, how the limits would be applied, how the additional annuitant would be added and describe the practical effect of adding additional annuitants in this context.

41. <u>Item 7(c) Disclosure</u>: Please include the information required by Item 7(c)(i), (ii) and (iii) regarding any changes that may be made to the Registrant. <u>See</u> <u>also</u> Instruction to Item 7(c).

42. <u>Appendix C</u>:
a. *Guaranteed Lifetime Withdrawals (pp. 51-52):* Based on the equation presented, it appears that the entire amount of any withdrawal taken before annuitization would be taxable. If this is correct, please state this directly. If it is not correct, the disclosure is unclear and should include more straightforward disclosure describing the part of the withdrawal that is not taxable.

b. *Required Distributions for IRAs... (p. 54):* In general terms, please explain the potential impact of the statement "[d]ue to recent Changes in Treasury Regulations, the amount used to compute the minimum distribution requirement may exceed the contract value."

43. <u>Purchase of Securities Being Offered (SAI p. 2)</u>: If applicable, please provide the disclosure required by Items 19(a) and 19(b) regarding special purchase plans and price differences between classes, respectively.

44. <u>Advertising (SAI p. 2)</u>: Please identify the "standard Withdrawal Charge schedule" referred to under "Historical Performance of the Sub-Accounts."

45. <u>Item 26 (Part C)</u>: Please revise the chart to indicate the financial statement designations as required by Instruction 2 to Item 26.

46. <u>Miscellaneous</u>: Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

<p style="text-align:center">* *</p>

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed. Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

    If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to my attention and sent to the Securities & Exchange Commission's Station Place I address at 100 F Street, N.E., Washington, D.C.20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products